Exhibit 99.3
ROGERS COMMUNICATIONS REPORTS THIRD QUARTER 2021 RESULTS
•Strong execution across our business delivers solid operational improvements led by Wireless recovery
•Wireless postpaid net subscriber additions of 175,000; positive Wireless service revenue growth of 3% and adjusted EBITDA up 2%
•Record Q3 postpaid churn of 0.95%; blended ARPU of $51.31 up 4% sequentially
•Increased Cable revenue by 3%; grew adjusted EBITDA by 2%
•Internet net subscriber additions include 17,000 net new broadband subscribers; Ignite TV net subscriber additions of 64,000
•Media returns to positive adjusted EBITDA of $33 million

TORONTO (October 21, 2021) - Rogers Communications Inc. today announced its unaudited financial and operating results for the third quarter ended September 30, 2021.

Consolidated Financial Highlights

	Three months ended September 30			Nine months ended September 30
(In millions of Canadian dollars, except per share amounts, unaudited)	2021	2020	% Chg	2021	2020	% Chg

Total revenue	3,666	3,665	—	10,736	10,236	5
Total service revenue [1]	3,149	3,086	2	9,301	8,932	4
Adjusted EBITDA [2]	1,600	1,638	(2)	4,365	4,267	2
Net income	490	512	(4)	1,153	1,143	1
Adjusted net income [2]	536	548	(2)	1,317	1,225	8

Diluted earnings per share	$0.94	$1.01	(7)	$2.27	$2.23	2
Adjusted diluted earnings per share [2]	$1.03	$1.08	(5)	$2.59	$2.39	8

Cash provided by operating activities	1,319	986	34	3,014	3,374	(11)
Free cash flow [2]	507	868	(42)	1,203	1,798	(33)
1    As defined. See "Key Performance Indicators".
2    As defined. See "Non-GAAP Measures and Related Performance Measures". These measures should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies.

"Our Rogers team delivered strong results in the third quarter led by an ongoing recovery in our wireless business," said Joe Natale, President and CEO. "Each of our businesses is benefitting from the ongoing opening of the economy, and we expect to maintain this momentum as we finish the year. Throughout the pandemic, we have continued to make significant investments in our customers and Canada, which has positioned us well to drive sustainable long-term growth. As we come together with Shaw, we will build on this foundation to bring next-generation connectivity to communities across Western Canada, helping to create jobs, attract investment, and increase economic growth."

Rogers Communications Inc.	1	Third Quarter 2021

Operating Environment and Strategic Highlights

COVID-19 continues to significantly impact Canadians and economies around the world. For much of 2021, extensive public health restrictions have been in place to varying degrees across the country. This quarter, provinces generally began relaxing certain public health restrictions implemented in the first half of 2021 as vaccines became more widely available in Canada and vaccination rates continued to increase across the country. We remain focused on keeping our employees safe and our customers connected. While COVID-19 continues to have a significant worldwide impact, we remain confident we have the right team, a strong balance sheet, and the world-class networks that will allow us to get through the pandemic having maintained our long-term focus on growth and doing the right thing for our customers.

Our six company priorities guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Create best-in-class customer experiences by putting our customers first in everything we do
•Achieved Wireless postpaid churn of 0.95%, our best third-quarter churn result ever.
•Partnered with Disney to exclusively offer six months of Disney+ with select Rogers Infinite™ plans, and up to 12 months of Disney+ with select Ignite TV™ and Ignite™ SmartStream™ plans.
•Expanded Rogers Pro On-the-Go™ to Barrie and London. Pro On-the-Go™ is now available in 13 communities, including Greater Vancouver, Calgary, Edmonton, Hamilton, Kitchener, Waterloo, Guelph, Brantford, Cambridge, Ottawa, and the Greater Toronto Area.
•Continued to accelerate our digital-first plan to make it easier for customers, with digital adoption at 86.5% and virtual assistant conversations up 23% since last year.
•Expanded the Ignite WiFi™ Hub app with enhanced Active Time Details and Advanced Security to give customers greater control over their home WiFi.
•Launched Express Pickup through our customer care channels, a free service that allows customers to purchase a new device through a customer care agent and pick up it up the same day in-store.
•Launched Toober on Ignite TV and Ignite SmartStream, enhancing the platform's industry-leading selection of streaming services.
•Reduced payment-related calls by 23% year-over-year as a result of new initiatives like automated notifications and an increase in auto pay adoption.
•Introduced an online appointment booking tool that allows customers to conveniently schedule an appointment to speak to a Rogers expert at a specific store and time.

Invest in our networks and technology to deliver leading performance, reliability, and coverage
•Expanded Canada's largest and most reliable 5G network, which now reaches more than 850 communities. We will extend our 5G network to more than 1,000 communities, reaching over 70% of the Canadian population, by the end of 2021.
•Announced that we are investing $3.3 billion in 3500 MHz band spectrum, covering 99.4% of the Canadian population, to enhance and accelerate the expansion of Canada's first, largest, and most reliable 5G network. This investment positions Rogers as the largest single investor in 5G spectrum in the country across rural, suburban, and urban markets.
•Awarded number one in the country for 5G Reach, 5G Availability, 5G Voice App Experience, and 5G Games Experience, and tied for first for 5G Upload Speed, by data analytics firm Opensignal in their August 2021 5G Experience Report.
•Recognized in October as Canada's most consistent national wireless and broadband provider for the fifth quarter in a row, with the fastest Internet in Ontario, New Brunswick, and Newfoundland and Labrador, by Ookla, the global leader in fixed broadband and mobile network testing applications.
•Announced that we will invest over $140 million to connect more than 20,000 homes and businesses to reliable high-speed connectivity across the communities of Quinte West, Belleville, and Prince Edward County.
•Announced that we have been awarded funding from the Canadian Radio-television and Telecommunications Commission's (CRTC) Broadband Fund to bring high-speed connectivity to more than 450 homes in the Storeytown area and the Village of Doaktown, New Brunswick.

Drive market-leading growth in each of our lines of business
•Acquired Seaside Communications, a leading, locally operated telecommunications company based in Sydney, Nova Scotia.
•Launched new Internet of Things (IoT) Smart Buildings solutions as part of the Rogers for Business™ IoT portfolio, which includes a water leak detection solution in partnership with Eddy Solutions.

Rogers Communications Inc.	2	Third Quarter 2021

•Expanded our portfolio of fleet management solutions for businesses, which enables remote vehicle tracking and management for public transit fleets and mixed fleets used in construction, oil and gas, and public sector organizations.
•Introduced Operator Connect for Microsoft Teams, which allows Rogers for Business customers to easily integrate their Rogers service with Microsoft.
•Transformed 71 retail stores into dual-door locations that offer both Rogers™ and Fido™ brands, growing our distribution footprint nationally, such that we now have a total of 127 dual-brand locations.
•Relaunched Sportsnet's direct-to-consumer streaming service, SN NOW™, in partnership with Deltatre and Firstlight Media, delivering world-class stream quality and reliability.
•Premiered Citytv's fall TV programming, seeing a 9% year-on-year increase in primetime viewing during premiere week. Citytv™ is the only Canadian conventional television network to experience year-on-year audience growth in the coveted 25-54 age demographic.

Drive best-in-class financial outcomes for our shareholders
•Attracted 175,000 net Wireless postpaid subscribers (our best result in 13 years), 17,000 net broadband subscribers, and 64,000 net Ignite TV subscribers.
•Grew total service revenue by 2%.
•Generated free cash flow of $507 million and cash flow from operating activities of $1,319 million.

Develop our people, drive engagement, and build a high-performing and inclusive culture
•Continued our commitment to our 2021 Inclusion & Diversity action plan, including focused events and programming marking Caribbean Carnival, Emancipation Day, and National Day for Truth and Reconciliation.
•Launched a voluntary Return to Workplace Pilot Program with around 600 team members across Canada.
•Announced vaccinations or rapid testing will be required for team members entering workplace sites starting October 18, including those serving customers in retail stores and in the field.

Be a strong, socially and environmentally responsible leader in our communities
•Expanded our ESG Report and introduced an interactive multimedia Social Impact Report, celebrating and tracking our impact on the environment and our communities. We now disclose information in accordance with the Global Reporting Initiative (GRI), Sustainability Accounting Standards Board (SASB), and Task Force on Climate-Related Financial Disclosures (TCFD) standards, and committed to supporting the United Nations Sustainable Development Goals.
•Launched a new Orange Shirt Day campaign in support of Indigenous communities across the country. Over the past two years, the Orange Shirt Day campaign has raised $250,000 for the Orange Shirt Society and the Indian Residential School Survivors Society (IRSSS). The new 2021 Orange Shirts are available on Today's Shopping Choice™, with proceeds being divided between the Orange Shirt Society and the IRSSS.
•Awarded $7.5 million in funding through Rogers Group of Funds to support Canadian storytellers and content creators through the Rogers Cable Network and Documentary Funds, with a focus on supporting projects from equity-seeking creators.
•Supported the launch of a portal, through Rogers Group of Funds and Canadian Independent Screen Fund for BPOC Creators, for Black and People of Colour creators to apply for funding from a first-of-its-kind $750,000 Canadian Script development fund. The fund supports creators' projects for networks, studios, cable, and streaming platforms.
•Continued our back-to-school backpack drive, assembling and distributing backpacks filled with school supplies to vulnerable equity-seeking youth across Canada, in partnership with youth organizations and school boards from coast-to-coast.
•Launched our new corporate responsibility brand, Generation Possible™, the youth and education pillar focused on giving the next generation the chance they need to succeed through Ted Rogers Scholarships, Community Grants, and Jays Care™ Foundation. Team Possible is about our team and partners' commitment to making a meaningful impact in communities through volunteering, bridging the digital divide, and partnering with organizations like Women's Shelters Canada.
•Fido continued to show support for the LGBTQ2S+ community as the platinum partner of Vancouver Pride for the sixth year in a row and as a major partner of Fierté Montréal.

Rogers Communications Inc.	3	Third Quarter 2021

Quarterly Financial Highlights

Our solid financial position enables us to prioritize the actions we need to take as a result of COVID-19, continue to make high priority investments in our network, and ensure customers stay connected during this critical time.

Revenue
Total revenue was stable this quarter, as a result of service revenue growth in our Wireless and Cable businesses, offset by lower Media revenue and lower Wireless equipment revenue.

Wireless service revenue increased by 3% this quarter, mainly as a result of a larger postpaid subscriber base and higher roaming revenue, as global travel restrictions were generally less strict than last year at the onset of COVID-19. Wireless equipment revenue decreased as a result of lower device upgrades by existing subscribers and fewer devices purchased by new subscribers.

Cable revenue increased by 3% this quarter as a result of the movement of Internet customers to higher speed and usage tiers in our Ignite Internet™ offerings, increases in our Internet and Ignite TV subscriber bases, disciplined promotional activity, and service pricing changes in late 2020.

Media revenue decreased by 3% this quarter, primarily as a result of the NHL and NBA completing their seasons late in the third quarter last year due to COVID-19, when traditionally they conclude in the second quarter, partially offset by higher Toronto Blue Jays™ game day revenue as COVID-19 restrictions eased and partial fan attendance was permitted.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA decreased 2% this quarter and our adjusted EBITDA margin decreased by 110 basis points driven by the impact of Media.

Wireless adjusted EBITDA increased by 2%, primarily as a result of the flow-through of service revenue growth. This gave rise to an adjusted EBITDA service margin of 64.9%.

Cable adjusted EBITDA increased by 2% this quarter, primarily as a result of higher service revenue, as discussed above. This gave rise to an adjusted EBITDA margin of 50.8% this quarter.

Media adjusted EBITDA decreased by 63%, or $56 million this quarter, primarily due to higher Toronto Blue Jays player payroll and lower Media revenue as discussed above, partially offset by lower sports programming and production costs associated with the timing of the NHL season last year.

Net income and adjusted net income
Net income and adjusted net income decreased this quarter by 4% and 2%, respectively, primarily as a result of lower adjusted EBITDA.

Cash flow and available liquidity
This quarter, we generated cash flow from operating activities of $1,319 million, up 34%, as a result of cash provided by net operating assets, and free cash flow of $507 million, down 42%, as a result of increases in capital expenditures and cash income taxes.

As at September 30, 2021, we had $6.4 billion of available liquidity, including $1.6 billion in cash and cash equivalents and a combined $4.9 billion available under our bank credit facilities and receivables securitization program.

We also returned $253 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on October 20, 2021.

Rogers Communications Inc.	4	Third Quarter 2021

Shaw Transaction

On March 15, 2021, we announced an agreement with Shaw Communications Inc. (Shaw) to acquire all of Shaw's issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares for a price of $40.50 per share in cash, with the exception of the shares held by the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (Shaw Family Shareholders). The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of RCI Class B Non-Voting common shares on the basis of the volume-weighted average trading price for such shares for the ten trading days ended March 12, 2021, and the balance in cash. The acquisition (Transaction) is valued at approximately $26 billion, including the assumption of approximately $6 billion of Shaw debt.

The Transaction will be implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta). On May 20, 2021, Shaw shareholders voted to approve the Transaction at a special shareholders meeting. The Court of Queen's Bench of Alberta issued a final order approving the Transaction on May 25, 2021. The Transaction is subject to other customary closing conditions, including receipt of applicable approvals and expiry of certain waiting periods under the Broadcasting Act (Canada), the Competition Act (Canada), and the Radiocommunication Act (Canada) (collectively, Key Regulatory Approvals). Subject to receipt of all required approvals, the Transaction is expected to close in the first half of 2022.

The combined entity will have the scale, assets, and capabilities needed to deliver unprecedented wireline and wireless broadband and network investments, innovation, and growth in new telecommunications services, and greater choice for Canadian consumers and businesses. As part of the Transaction, the combined company will invest $2.5 billion to build 5G networks across Western Canada over the next five years and Rogers will commit to establishing a new $1 billion Rogers Rural and Indigenous Connectivity Fund dedicated to connecting rural, remote, and indigenous communities across Western Canada to high-speed Internet and closing critical connectivity gaps faster for underserved areas.

In connection with the Transaction, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an original amount up to $19 billion. During the second quarter, we entered into a $6 billion non-revolving credit facility (Shaw term loan facility), which served to reduce the amount available under the committed credit facility to $13 billion. See "Managing Our Liquidity and Financial Resources" in our Third Quarter 2021 Management's Discussion and Analysis (MD&A) for more information on the committed facility and the Shaw term loan facility. We also expect that RCI will either assume Shaw's senior notes or provide a guarantee of Shaw's payment obligations under those senior notes upon closing the Transaction and, in either case, Rogers Communications Canada Inc. (RCCI) will guarantee Shaw's payment obligations under those senior notes.

The Transaction is subject to a number of additional risks. For more information, see "Updates to Risks and Uncertainties - Shaw Transaction" in our Third Quarter 2021 MD&A.

Rogers Communications Inc.	5	Third Quarter 2021

About Rogers

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI™, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, sports, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact	Media contact

Paul Carpino	Andrew Garas
647.435.6470	647.242.7924
paul.carpino@rci.rogers.com	andrew.garas@rci.rogers.com

Quarterly Investment Community Teleconference

Our third quarter 2021 results teleconference with the investment community will be held on:
•October 21, 2021
•8:00 a.m. Eastern Time
•webcast available at investors.rogers.com
•media are welcome to participate on a listen-only basis

A rebroadcast will be available at investors.rogers.com for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers' management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers' website at investors.rogers.com.

For More Information

You can find more information relating to us on our website (investors.rogers.com), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to investors.rogers.com for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	6	Third Quarter 2021

About this Earnings Release

This earnings release contains important information about our business and our performance for the three and nine months ended September 30, 2021, as well as forward-looking information about future periods. This earnings release should be read in conjunction with our Third Quarter 2021 Interim Condensed Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2020 Annual MD&A; our 2020 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2020 Annual MD&A.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this earnings release are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This earnings release is current as at October 20, 2021 and was approved by RCI's Board of Directors (the Board) on that date. This earnings release includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this earnings release, this quarter, the quarter, or third quarter refer to the three months ended September 30, 2021, the first quarter refers to the three months ended March 31, 2021, the second quarter refers to the three months ended June 30, 2021, and year to date refers to the nine months ended September 30, 2021 unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2020 or as at December 31, 2020, as applicable, unless otherwise indicated. Sequentially refers to the current quarter's results compared to the immediately preceding quarter's results. References to COVID-19 are to the pandemic from the outbreak of this virus and to its associated impacts in the jurisdictions in which we operate and globally, as applicable.

™Rogers and related marks are trademarks of Rogers Communications Inc. or an affiliate, used under licence. All other brand names, logos, and marks are trademarks and/or copyright of their respective owners. ©2021 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, RCCI, and certain of our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	7	Third Quarter 2021

Summary of Consolidated Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins and per share amounts)	2021	2020	% Chg		2021	2020	% Chg

Revenue
Wireless	2,215	2,228	(1)		6,353	6,239	2
Cable	1,016	988	3		3,049	2,927	4
Media	473	489	(3)		1,459	1,197	22
Corporate items and intercompany eliminations	(38)	(40)	(5)		(125)	(127)	(2)
Revenue	3,666	3,665	—		10,736	10,236	5
Total service revenue [1]	3,149	3,086	2		9,301	8,932	4

Adjusted EBITDA [2]
Wireless	1,107	1,089	2		3,128	3,033	3
Cable	516	508	2		1,495	1,415	6
Media	33	89	(63)		(101)	(31)	n/m
Corporate items and intercompany eliminations	(56)	(48)	17		(157)	(150)	5
Adjusted EBITDA [2]	1,600	1,638	(2)		4,365	4,267	2
Adjusted EBITDA margin [2]	43.6%	44.7%	(1.1	pts)	40.7%	41.7%	(1.0	pts)

Net income	490	512	(4)		1,153	1,143	1
Basic earnings per share	$0.97	$1.01	(4)		$2.28	$2.26	1
Diluted earnings per share	$0.94	$1.01	(7)		$2.27	$2.23	2

Adjusted net income [2]	536	548	(2)		1,317	1,225	8
Adjusted basic earnings per share [2]	$1.06	$1.09	(3)		$2.61	$2.43	7
Adjusted diluted earnings per share [2]	$1.03	$1.08	(5)		$2.59	$2.39	8

Capital expenditures	739	504	47		1,942	1,656	17
Cash provided by operating activities	1,319	986	34		3,014	3,374	(11)
Free cash flow [2]	507	868	(42)		1,203	1,798	(33)
n/m - not meaningful
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA, adjusted net income, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.

Rogers Communications Inc.	8	Third Quarter 2021

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2021	2020	% Chg		2021	2020	% Chg

Revenue
Service revenue	1,706	1,652	3		4,931	4,942	—
Equipment revenue	509	576	(12)		1,422	1,297	10
Revenue	2,215	2,228	(1)		6,353	6,239	2

Operating expenses
Cost of equipment	508	567	(10)		1,429	1,278	12
Other operating expenses	600	572	5		1,796	1,928	(7)
Operating expenses	1,108	1,139	(3)		3,225	3,206	1

Adjusted EBITDA	1,107	1,089	2		3,128	3,033	3

Adjusted EBITDA service margin [1]	64.9%	65.9%	(1.0	pts)	63.4%	61.4%	2.0	pts
Adjusted EBITDA margin [2]	50.0%	48.9%	1.1	pts	49.2%	48.6%	0.6	pts
Capital expenditures	365	228	60		1,014	763	33
1Calculated using service revenue.
2    Calculated using total revenue.

Wireless Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except churn, blended ABPU, and blended ARPU)	2021	2020	Chg		2021	2020	Chg

Postpaid
Gross additions	456	450	6		1,089	923	166
Net additions	175	138	37		318	131	187
Total postpaid subscribers [2]	10,001	9,569	432		10,001	9,569	432
Churn (monthly)	0.95%	1.10%	(0.15	pts)	0.88%	0.93%	(0.05	pts)
Prepaid
Gross additions	154	163	(9)		367	423	(56)
Net additions	11	30	(19)		(73)	(102)	29
Total prepaid subscribers [2]	1,187	1,300	(113)		1,187	1,300	(113)
Churn (monthly)	4.04%	3.46%	0.58	pts	4.05%	4.41%	(0.36	pts)
Blended ABPU (monthly)	$64.68	$63.55	$1.13		$63.05	$63.39	($0.34)
Blended ARPU (monthly)	$51.31	$51.12	$0.19		$49.84	$51.00	($1.16)
1Subscriber counts, subscriber churn, blended ABPU, and blended ARPU are key performance indicators. See "Key Performance Indicators".
2    As at end of period.

Service revenue
The 3% increase in service revenue and the stable blended ARPU this quarter was primarily a result of:
•a larger postpaid subscriber base; and
•higher roaming revenue as global travel restrictions were generally less strict than last year at the onset of COVID-19.

The stable service revenue and the 2% decrease in blended ARPU year to date was affected by lower overage revenue as a result of strong customer adoption of our Rogers Infinite unlimited data plans and lower roaming revenue as stricter travel restrictions were in place for the first quarter of 2021, offset by higher postpaid gross additions.

Rogers Communications Inc.	9	Third Quarter 2021

The 2% increase in blended ABPU this quarter was a result of the increased roaming revenue. The 1% decrease year to date was primarily a result of the declines in overage and roaming revenue, partially offset by a general ongoing shift as subscribers finance new, higher-value device purchases.

The increase in postpaid gross additions, the higher postpaid net additions, and the improved postpaid churn this quarter and year to date were a result of strong execution and an increase in market activity by Canadians with the ongoing opening of the economy.

Equipment revenue
The 12% decrease in equipment revenue this quarter was a result of:
•lower device upgrades by existing customers; and
•fewer of our new subscribers purchasing devices.

The year to date equipment revenue increase of 10% was primarily a result of higher device upgrades by existing customers and higher gross additions.

Operating expenses
Cost of equipment
The 10% decrease in the cost of equipment this quarter and 12% increase year to date were a result of the same factors discussed in equipment revenue above.

The ongoing long-term shift to customers financing their device purchases is reflected in the general trend of improvement in our equipment margin.

Other operating expenses
The 5% increase in other operating expenses this quarter was primarily a result of lower employee-related costs last year associated with COVID-19. The 7% decrease year to date was a result of lower bad debt expense as we recorded a provision in the prior year due to the economic uncertainty relating to COVID-19.

Adjusted EBITDA
The 2% increase in adjusted EBITDA this quarter and 3% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	10	Third Quarter 2021

CABLE

Cable Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2021	2020	% Chg		2021	2020	% Chg

Revenue
Service revenue	1,008	985	2		3,036	2,920	4
Equipment revenue	8	3	167		13	7	86
Revenue	1,016	988	3		3,049	2,927	4

Operating expenses	500	480	4		1,554	1,512	3

Adjusted EBITDA	516	508	2		1,495	1,415	6

Adjusted EBITDA margin	50.8%	51.4%	(0.6	pts)	49.0%	48.3%	0.7	pts
Capital expenditures	237	217	9		676	713	(5)

Cable Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except ARPA and penetration)	2021	2020	Chg		2021	2020	Chg

Internet [2]
Net additions	12	16	(4)		35	38	(3)
Total Internet subscribers [3,4]	2,651	2,574	77		2,651	2,574	77
Ignite TV
Net additions	64	38	26		188	147	41
Total Ignite TV subscribers [3]	732	473	259		732	473	259

Homes passed [3]	4,666	4,543	123		4,666	4,543	123
Customer relationships
Net additions	8	6	2		21	1	20
Total customer relationships [3,4]	2,571	2,513	58		2,571	2,513	58
ARPA (monthly)	$131.79	$131.25	$0.54		$132.86	$129.44	$3.42

Penetration [3]	55.1%	55.3%	(0.2	pts)	55.1%	55.3%	(0.2	pts)
1Subscriber results are key performance indicators. See "Key Performance Indicators".
2Internet subscriber results include Smart Home Monitoring subscribers.
3As at end of period.
4On September 1, 2021, we acquired approximately 18,000 Internet subscribers and 20,000 customer relationships as a result of our acquisition of Seaside Communications, which are not included in net additions, but do appear in the ending total balance for September 30, 2021.

Service revenue
The 2% increase in service revenue this quarter and 4% increase year to date were a result of:
•the movement of Internet customers to higher speed and usage tiers in our Ignite Internet offerings and the increase in total customer relationships over the past year, due to growth in our Internet and Ignite TV subscriber bases; and
•a marginal and 3% increase this quarter and year to date, respectively, in ARPA as a result of disciplined promotional activity and Internet service pricing changes in late 2020; partially offset by
•declines in our legacy television and home phone subscriber bases.

We remain focused on our Connected Home roadmap, driven by our Ignite TV product. During the past year, we have achieved significant growth in our Ignite TV subscriber base. The next steps on our roadmap to help keep our customers connected include adding more apps and content to Ignite TV and launching more new products.

Operating expenses
The 4% increase in operating expenses this quarter and 3% increase year to date were a result of higher costs related to the increased revenue.

Rogers Communications Inc.	11	Third Quarter 2021

Adjusted EBITDA
The 2% increase in adjusted EBITDA this quarter and 6% increase year to date were a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	12	Third Quarter 2021

MEDIA

Media Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2021	2020	% Chg		2021	2020	% Chg

Revenue	473	489	(3)		1,459	1,197	22
Operating expenses	440	400	10		1,560	1,228	27

Adjusted EBITDA	33	89	(63)		(101)	(31)	n/m

Adjusted EBITDA margin	7.0%	18.2%	(11.2	pts)	(6.9)%	(2.6)%	(4.3	pts)
Capital expenditures	23	18	28		77	43	79

Revenue
The 3% decrease in revenue this quarter was a result of:
•lower advertising and broadcasting revenue as a result of the NHL and NBA completing their seasons late in the third quarter last year due to COVID-19, when traditionally they conclude in the second quarter; partially offset by
•higher Toronto Blue Jays attendance-related game day revenue as COVID-19 restrictions eased and fans were permitted to attend games on a limited basis.

Year to date revenue increased 22% primarily as a result of higher sports-related revenues as COVID-19 restrictions eased and higher Today's Shopping Choice revenue.

Operating expenses
The 10% increase in operating expenses this quarter was a result of:
•higher Toronto Blue Jays player payroll and higher game day costs, primarily as a result of the shortened 2020 MLB season; partially offset by
•lower programming and production costs as a result of the prior year timing of major sports leagues' return to play.

The 27% increase in operating expenses year to date was a result of:
•higher Toronto Blue Jays player payroll and higher game day costs, primarily as a result of the shortened 2020 MLB season;
•higher programming and production costs due to the timing of the resumption of live sports; and
•higher Today's Shopping Choice cost of sales in line with higher revenue as discussed above.

Adjusted EBITDA
The decreases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	13	Third Quarter 2021

CAPITAL EXPENDITURES

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except capital intensity)	2021	2020	% Chg		2021	2020	% Chg

Wireless	365	228	60		1,014	763	33
Cable	237	217	9		676	713	(5)
Media	23	18	28		77	43	79
Corporate	114	41	178		175	137	28

Capital expenditures [1]	739	504	47		1,942	1,656	17

Capital intensity [2]	20.2%	13.8%	6.4	pts	18.1%	16.2%	1.9	pts
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.
2    As defined. See "Key Performance Indicators".

Wireless
The increases in capital expenditures in Wireless this quarter and year to date were a result of investments made to upgrade our wireless network to continue delivering reliable performance for our customers. We continued to emphasize our 5G deployments in the 600 MHz band and other bands as we have deployed our 5G network in more than 850 communities and we continued rolling out our 5G standalone core network in Montreal, Ottawa, Toronto, and Vancouver.

Cable
The increase in capital expenditures in Cable this quarter was a result of higher investments in our network infrastructure. The year to date decrease was due to the recognition of capital efficiencies and improved capital intensity. We have continued upgrading our network infrastructure, including additional fibre deployments to increase our fibre-to-the-home and fibre-to-the-curb distribution. These upgrades will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience as we progress in our Connected Home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to offer increased download speeds over time.

Media
The increases in capital expenditures in Media this quarter and year to date were primarily a result of higher broadcast infrastructure expenditures, including investments in new production studios.

Corporate
The increases in corporate capital expenditures this quarter and year to date were a result of higher investments in our information technology.

Capital intensity
The increases in capital intensity this quarter and year to date were a result of the revenue and capital expenditure changes discussed above.

Rogers Communications Inc.	14	Third Quarter 2021

Regulatory Developments

See our 2020 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 4, 2021. The following are the significant regulatory developments since that date.

3500 MHz spectrum licence band
Innovation, Science and Economic Development (ISED) Canada's 3500 MHz spectrum auction began on June 15, 2021 and ended on July 23, 2021. The results were publicly released on July 29, 2021. Twenty-three companies participated in the auction and 1,495 of 1,504 licences were awarded to fifteen of those participants, with a total value of $8.91 billion. We won 325 licences across the country at a cost of $3.3 billion. We made our first deposit of $665 million on August 13, 2021 and had expected to make final payment and receive the spectrum licences on October 4, 2021.

On September 22, 2021, due to concerns of possible interference between the frequency bands used for 5G communications and the bands used for certain aviation navigation tools, ISED Canada published its Addendum to Consultation on Amendments to SRSP-520, Technical Requirements for Fixed and/or Mobile Systems, Including Flexible Use Broadband Systems, in the Band 3450-3650 MHz, thereby delaying the issuance of, and final payment for, the spectrum licences. ISED Canada expects to publish an amended version of SRSP-520, if required, in late October 2021, after which ISED Canada will set a revised date for final payment and issuance of the spectrum licences.

We will take possession of these licences after making final payment. Additional information about our spectrum licence holdings is provided in our 2020 Annual MD&A.

Copyright retransmission of distant signals
Pursuant to section 31(2) of the Copyright Act, television service providers are permitted to retransmit programming within distant over-the-air television signals as part of a compulsory licensing regime. Rates for the distribution of the programming are established through negotiation or set by the Copyright Board. Distributors and content providers (the Collectives) were unable to agree on a new rate for the distribution of distant signals after the expiration of the then-current agreement in 2013. A proceeding was initiated by the Copyright Board in 2015 and a decision was rendered on December 18, 2018. The decision increased the rate paid by broadcast distribution undertakings (BDUs) by approximately 8% for 2014, a further 7.5% for 2015, and a further 2.5% for 2016, with 2017 and 2018 held constant at the 2016 rate. For the period of 2019 to 2023, an interim rate was set at the 2016 rate of $1.17.

The Collectives appealed the Copyright Board's decision on the 2014 to 2018 rates, seeking to have the rates increased to an average of approximately $2.20 for the five-year period. On July 22, 2021, the Federal Court of Appeal (Court) released a decision in which it determined the 2014 and 2015 rates would be final but agreed with the Collectives that errors were made with respect to the 2016 to 2018 rates. The Copyright Board could hold a new proceeding as soon as early 2022 to determine the rates from 2016 onwards. In the meantime, the BDUs, including Rogers, have filed a motion for Leave to Appeal the Court's decision with the Supreme Court of Canada. Due to the significant uncertainty surrounding both the outcome and the amount, if any, we might have to pay, we have not recorded a liability for this contingency at this time. The fees we currently pay the Collectives are not material.

CRTC review of mobile wireless services
On April 15, 2021 the CRTC issued Telecom Regulatory Policy 2021-130, Review of mobile wireless services. The CRTC mandated wholesale mobile virtual network operator (MVNO) access, seamless handoff for mandated wholesale roaming, and new mandatory low-cost and occasional-use retail rate plans; however, mandated MVNO access will only be provided if certain conditions are met as described briefly below.

The CRTC decided that mandated wholesale MVNO access must be offered by the national carriers, and SaskTel in Saskatchewan, but only made available to eligible regional wireless carriers that hold mobile spectrum licences, and only in the areas that are covered by their licences. The terms and conditions associated with mandated MVNO access must be approved by the CRTC, while rates will be subject to commercial negotiation, backstopped by final offer arbitration, with the CRTC acting as arbitrator. Mandated MVNO access will be limited to a seven-year period commencing on the date the CRTC finalizes the terms and conditions. This time limit is intended to provide the regional carriers sufficient time to expand their networks while maintaining investment incentives.

The national wireless carriers must also provide seamless handoff as part of the mandatory roaming they must offer to the regional wireless carriers. Seamless handoff will ensure that calls in progress are not dropped when customers travel outside their home network coverage and into the coverage of their roaming provider. The CRTC also directed

Rogers Communications Inc.	15	Third Quarter 2021

the national wireless carriers to offer 5G roaming where the roaming network offers 5G service on its own network and to file proposed revised terms and conditions within 90 days for CRTC approval.

Finally, the CRTC mandated retail rate plans for low-cost and occasional use. These plans were implemented on July 14, 2021.

Wholesale Internet costing and pricing
In August 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 - Final rates for aggregated wholesale high-speed access services (2019 Order), the CRTC set final rates for facilities-based carriers' wholesale high-speed access services, including Rogers' third-party Internet access (TPIA) service. The 2019 Order set final rates for Rogers that were significantly lower than the interim rates that were previously billed and it further determined that these final rates would have applied retroactively to March 31, 2016. On May 27, 2021, the CRTC released Telecom Decision CRTC 2021-181 Requests to review and vary Telecom Order 2019-288 regarding final rates for aggregated wholesale high-speed access services (2021 Decision) in which it adopted the interim rates in effect prior to the 2019 Order as the final rates, with certain modifications, including the removal of the supplementary markup of 10% for incumbent local exchange carriers.

On May 28, 2021, a wholesale Internet Service Provider (ISP) petitioned the Governor in Council to, among other things, restore the 2019 Order and make the rates established in that order final. In addition, on June 28, 2021, the same wholesale ISP filed a motion seeking leave to appeal the 2021 Decision to the Federal Court of Appeal, which was granted in September 2021. We, along with several other cable companies, have intervened in these matters.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2020 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless blended average billings per user
(ABPU);
•Wireless blended average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Rogers Communications Inc.	16	Third Quarter 2021

Non-GAAP Measures and Related Performance Measures

We use the following non-GAAP measures and related performance measures. These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure or related performance measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted EBITDA Adjusted EBITDA margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted EBITDA:
Net income
add (deduct)
income tax expense (recovery); finance costs; depreciation and amortization; other expense (income); restructuring, acquisition and other; and loss (gain) on disposition of property, plant and equipment.

Adjusted EBITDA margin:
Adjusted EBITDA
divided by
revenue (or service revenue for Wireless adjusted EBITDA service margin).
Net income
	●	We believe that certain investors and analysts use adjusted EBITDA to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Adjusted net income:
Net income
add (deduct)
restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income and adjusted net income including the dilutive effect of stock-based compensation divided by
			basic and diluted weighted average shares outstanding.	Net income Basic and diluted earnings per share
Free cash flow	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted EBITDA deduct capital expenditures; interest on borrowings net of capitalized interest; and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.	Total long-term debt
add (deduct)
			current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities associated with issued debt; credit risk adjustment related to net debt derivatives; current portion of lease liabilities; lease liabilities; bank advances (cash and cash equivalents); and short-term borrowings.	Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Debt leverage ratio	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted EBITDA (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Rogers Communications Inc.	17	Third Quarter 2021

Reconciliation of adjusted EBITDA

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2021	2020	2021	2020

Net income	490	512	1,153	1,143
Add:
Income tax expense	178	189	417	408
Finance costs	207	219	631	653
Depreciation and amortization	642	663	1,927	1,952
EBITDA	1,517	1,583	4,128	4,156
Add (deduct):
Other expense (income)	20	6	14	(1)
Restructuring, acquisition and other	63	49	223	112

Adjusted EBITDA	1,600	1,638	4,365	4,267

Reconciliation of adjusted EBITDA margin

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except margins)	2021	2020	2021	2020

Adjusted EBITDA	1,600	1,638	4,365	4,267
Divided by: total revenue	3,666	3,665	10,736	10,236

Adjusted EBITDA margin	43.6%	44.7%	40.7%	41.7%

Reconciliation of adjusted net income

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2021	2020	2021	2020

Net income	490	512	1,153	1,143
Add (deduct):
Restructuring, acquisition and other	63	49	223	112
Income tax impact of above items	(17)	(13)	(59)	(30)

Adjusted net income	536	548	1,317	1,225

Reconciliation of adjusted earnings per share

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except per share amounts; number of shares outstanding in millions)	2021	2020	2021	2020

Adjusted basic earnings per share:
Adjusted net income	536	548	1,317	1,225
Divided by:
Weighted average number of shares outstanding	505	505	505	505

Adjusted basic earnings per share	$1.06	$1.09	$2.61	$2.43

Adjusted diluted earnings per share:
Diluted adjusted net income	520	545	1,313	1,208
Divided by:
Diluted weighted average number of shares outstanding	506	506	506	506

Adjusted diluted earnings per share	$1.03	$1.08	$2.59	$2.39

Rogers Communications Inc.	18	Third Quarter 2021

Reconciliation of free cash flow

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2021	2020	2021	2020

Cash provided by operating activities	1,319	986	3,014	3,374
Add (deduct):
Capital expenditures	(739)	(504)	(1,942)	(1,656)
Interest on borrowings, net of capitalized interest	(179)	(191)	(545)	(570)
Interest paid	157	216	571	614
Restructuring, acquisition and other	63	49	223	112
Program rights amortization	(10)	(16)	(46)	(54)
Change in net operating assets and liabilities	(80)	383	(87)	68
Other adjustments	(24)	(55)	15	(90)

Free cash flow	507	868	1,203	1,798

Reconciliation of adjusted net debt and debt leverage ratio

	As at September 30	As at December 31
(In millions of dollars)	2021	2020

Current portion of long-term debt	1,556	1,450
Long-term debt	15,205	16,751
Deferred transaction costs and discounts	170	172
	16,931	18,373
Add (deduct):
Net debt derivative assets	(1,630)	(1,086)
Credit risk adjustment related to net debt derivative assets	(24)	(15)
Short-term borrowings	2,375	1,221
Current portion of lease liabilities	325	278
Lease liabilities	1,630	1,557
Cash and cash equivalents	(1,572)	(2,484)

Adjusted net debt	18,035	17,844

	As at September 30	As at December 31
(In millions of dollars, except ratios)	2021	2020

Adjusted net debt	18,035	17,844
Divided by: trailing 12-month adjusted EBITDA	5,955	5,857

Debt leverage ratio	3.0	3.0

Rogers Communications Inc.	19	Third Quarter 2021

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020

Revenue	3,666	3,665	10,736	10,236

Operating expenses:
Operating costs	2,066	2,027	6,371	5,969
Depreciation and amortization	642	663	1,927	1,952
Restructuring, acquisition and other	63	49	223	112
Finance costs	207	219	631	653
Other expense (income)	20	6	14	(1)

Income before income tax expense	668	701	1,570	1,551
Income tax expense	178	189	417	408

Net income for the period	490	512	1,153	1,143

Earnings per share:
Basic	$0.97	$1.01	$2.28	$2.26
Diluted	$0.94	$1.01	$2.27	$2.23

Rogers Communications Inc.	20	Third Quarter 2021

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

	As at September 30	As at December 31
	2021	2020

Assets
Current assets:
Cash and cash equivalents	1,572	2,484
Accounts receivable	3,475	2,856
Inventories	397	479
Current portion of contract assets	152	533
Other current assets	509	516
Current portion of derivative instruments	142	61
Total current assets	6,247	6,929

Property, plant and equipment	14,385	14,018
Intangible assets	8,965	8,926
Investments	2,698	2,536
Derivative instruments	1,716	1,378
Financing receivables	735	748
Other long-term assets	1,011	346
Goodwill	4,020	3,973

Total assets	39,777	38,854

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	2,375	1,221
Accounts payable and accrued liabilities	2,965	2,714
Income tax payable	49	344
Other current liabilities	375	243
Contract liabilities	357	336
Current portion of long-term debt	1,556	1,450
Current portion of lease liabilities	325	278
Total current liabilities	8,002	6,586

Provisions	44	42
Long-term debt	15,205	16,751
Lease liabilities	1,630	1,557
Other long-term liabilities	1,012	1,149
Deferred tax liabilities	3,358	3,196
Total liabilities	29,251	29,281

Shareholders' equity	10,526	9,573

Total liabilities and shareholders' equity	39,777	38,854

Rogers Communications Inc.	21	Third Quarter 2021

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Operating activities:
Net income for the period	490	512	1,153	1,143
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	642	663	1,927	1,952
Program rights amortization	10	16	46	54
Finance costs	207	219	631	653
Income tax expense	178	189	417	408
Post-employment benefits contributions, net of expense	44	42	(47)	(26)
Other	—	19	46	115
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	1,571	1,660	4,173	4,299
Change in net operating assets and liabilities	80	(383)	87	(68)
Income taxes paid	(175)	(75)	(675)	(243)
Interest paid	(157)	(216)	(571)	(614)

Cash provided by operating activities	1,319	986	3,014	3,374

Investing activities:
Capital expenditures	(739)	(504)	(1,942)	(1,656)
Additions to program rights	(18)	(23)	(41)	(45)
Changes in non-cash working capital related to capital expenditures and intangible assets	23	20	55	(134)
Acquisitions and other strategic transactions, net of cash acquired	(743)	(8)	(743)	(8)
Other	14	(32)	30	(60)

Cash used in investing activities	(1,463)	(547)	(2,641)	(1,903)

Financing activities:
Net proceeds received from (repayments of) short-term borrowings	1,146	325	1,143	(1,402)
Net (repayment) issuance of long-term debt	—	—	(1,450)	2,540
Net (payments) proceeds on settlement of debt derivatives and forward contracts	(11)	—	(16)	80
Transaction costs incurred	—	(1)	(11)	(22)
Principal payments of lease liabilities	(71)	(57)	(194)	(155)
Dividends paid	(253)	(253)	(757)	(758)

Cash provided by (used in) financing activities	811	14	(1,285)	283

Change in cash and cash equivalents	667	453	(912)	1,754
Cash and cash equivalents, beginning of period	905	1,795	2,484	494

Cash and cash equivalents, end of period	1,572	2,248	1,572	2,248

Rogers Communications Inc.	22	Third Quarter 2021

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see "Non-GAAP Measures and Related Performance Measures"), among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•our debt leverage ratio;
•statements relating to plans we have implemented in response to COVID-19 and its impact on us;
•the expected timing and completion of the Transaction;
•the benefits expected to result from the Transaction, including corporate, operational, scale, and other synergies, and their anticipated timing; and
•all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry growth rates;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions;
•industry structure and stability; and
•the impact of COVID-19 on our operations, liquidity, financial condition, or results.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, or cyberattacks, among others;

Rogers Communications Inc.	23	Third Quarter 2021

•risks related to the Transaction, including the timing, receipt, and conditions of the Key Regulatory Approvals; satisfaction of the various conditions to close the Transaction; financing the Transaction; and the anticipated benefits and successful integration of the businesses and operations of Rogers and Shaw; and the other risks outlined in "Updates to Risks and Uncertainties - Shaw Transaction" in our Third Quarter 2021 Management's Discussion and Analysis; and
•new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections of this earnings release entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2020 Annual MD&A entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to sedar.com, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this earnings release.

# # #

Rogers Communications Inc.	24	Third Quarter 2021